

January 25, 2011

Anna Williams
Vice President and Chief Financial Officer
HKN, Inc.
180 South Street, Suite 200
Southlake, TX 76092

>   **Re: HKN, Inc.**
>   **Registration Statement on Form S-3**
>   **File No. 333-170218**
>   **Filed October 29, 2010, as amended December 8, 2010**
>
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **File No. 1-10262**
>   **Filed February 19, 2010, as amended April 14, 2010**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
>   **File No. 1-10262**
>   **Filed November 4, 2010**
>   **Response letter dated January 7, 2011**

Dear Ms. Williams:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   We note your response to prior comment one. Please note we continue to believe an amendment to your Form 10-K for fiscal year ended December 31, 2009 is appropriate at this time.

Business, page 4

Reserve Information, page 7

2.   Your response to prior comment two from our letter dated November 23, 2010 explains that "proved developed reserves disclosed were understated for the year ended December 31, 2008, although total proved reserves were correct…" We note that the proved developed reserve volumes disclosed in your Form 10-K for the fiscal year ended December 31, 2009 are the same amount as disclosed in your Form 10-K for the fiscal year ended December 31, 2008. Please tell us how the incorrect volumes were disclosed in both reports. Please also provide us a summary reserve report from your independent engineering firms for the year ended December 31, 2008.

Critical Accounting Estimates and Assumptions, page 28

Income Taxes, page 30

3.   Your response to prior comment four indicates you believe the accounting estimates and assumptions you used related to your unrecognized tax positions are not likely to change significantly. Please explain to us in further detail the basis for your conclusion that the estimates and assumptions related to your unrecognized tax positions are not reasonably likely to change as contemplated in SEC Release 33-8350. In this regard, we note your disclosure that it is inherently difficult and subjective to estimate such amounts, and changes in the probabilities assigned to the various outcomes described in your response letter dated December 8, 2010 appear to be reasonably likely in light of the fact you have not yet received further correspondence from the IRS. Your response should also specifically address why you believe additional disclosure analyzing the quantitative impact of changes in your assumptions or estimates is not required based on the foregoing.

Form 10-Q for Quarterly Period Ended September 30, 2010

Note 2. Investment in Britewater International, LLC, page 10

Valuation of Investment in BWI, page 11

4.   We note your response to prior comment six. It remains unclear to us how your accounting treatment for your investment in BWI is consistent with ASC Topic 805. Please provide us with a full accounting analysis of this transaction that refers in detail to authoritative accounting literature. As part of your full analysis of the transaction, please address but do not limit your response to the following:

        •   Clarify for us what you believe to be the specific consideration transferred for the initial acquisition, as defined in ASC 805-30-30-7. In this regard, please clarify why you appear to have considered the 725,000 restricted shares issuable upon exercise of the put and call options when determining the initial consideration transferred;

- Explain the accounting literature on which you relied to initially account for the put and call options;
- Tell us how you determined there was a 100% likelihood of exercise by HKN or BWI when the terms of the put and call appear to differ from one another such that there could be scenarios where neither option becomes exercisable; and
- Tell us how you considered ASC 810-10-45-23 when you acquired the additional 30.5% interest in BWI.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief

cc: Via Facsimile
        Bruce H. Hallett, Esq.
        (214) 922-4142